UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number: 001-19424
CUSIP Number: 302301106

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR

	☐	Form N-CSR
For Period Ended: March 31, 2015

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-F

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EZCORP, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1901 Capital Parkway
Address of Principal Executive Office (Street and Number)

Austin, Texas 78746
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period:
EZCORP, Inc. (the "Company") has identified certain errors in a portion of its Grupo Finmart loan portfolio that may impact current and historical amounts of loan reserves and interest income. The Company is conducting a more thorough review to quantify the errors, evaluate the associated processes and controls and remediate the identified control deficiencies. The Company is also reviewing whether certain structured asset sales from Grupo Finmart have been accounted for properly as true sales or whether they should have been accounted for as financing transactions.
The Company is delaying the filing of its Quarterly Report on Form 10-Q for the second quarter of fiscal 2015 (ended March 31, 2015) until it has completed the review and analysis of the matters identified above, has determined the impact on its current and historical financial statements and has evaluated the significance of the identified control deficiencies. The Company expects to file the delinquent Quarterly Report upon completion of that review (including a review of the results by the Company's current and predecessor independent registered public accounting firms) and after the current independent registered public accounting firm has completed its required quarterly review.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Thomas H. Welch, Jr.	(512)	314-3400
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes  ☒    No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? Yes  ☒    No  ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report the following operating results when it files its Quarterly Report on Form 10-Q for the second quarter of fiscal 2015:

•	U.S. & Canada Segment:

◦
Total revenues of $200.7 million (4% decrease from prior year quarter) — This decrease is primarily due to a decrease in jewelry scrapping sales and a decrease in consumer loan fees and interest, partially offset by an increase in merchandise sales and pawn services charges.

◦
Segment contribution of $29.8 million (27% decrease from prior year quarter) — This decrease is primarily due to a decrease in net revenues driven by decreases in merchandise sales gross profit, jewelry scrapping sales gross profit and consumer loan net revenue.

•	Other International Segment:

◦
Segment loss of $3.7 million (53% improvement from prior year quarter) — This loss is due to a charge that Cash Converters International incurred in December 2014 in connection with the termination of agency agreements with certain development agents. The termination of such agreements results in the elimination of ongoing commissions, which is expected to yield significant future expense savings. The improvement over the prior year quarter is attributable to the inclusion in the prior year quarter of an impairment charge related to the Company's former investment in Albemarle & Bond.

•
Corporate expenses of $19.8 million (21% less than the prior year quarter). The decrease is primarily due to a decrease in administrative expense attributable to the inclusion in the prior year quarter of $8.0 million in retirement benefits, partially offset by an increase in interest expense.

Due to the matters described in Part III above, the Company is unable at this time to estimate the results of the Latin America segment, which includes Grupo Finmart, and therefore, is also unable to estimate consolidated results of operations or cash flows.
The Company expects to file a Current Report on Form 8-K in the near future to disclose in more detail the nature and scope of the Grupo Finmart review described in Part III above, as well as selected information about the second quarter of fiscal 2015 to the extent it is unaffected by that review.

EZCORP, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 12, 2015	By:	/s/ Thomas H. Welch, Jr.
Thomas H. Welch, Jr.
Senior Vice President and General Counsel